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EXHIBIT 12.1

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Income (loss) from continuing operations before taxes and minority interest	$(16,676)	(9,581)	(24,989)	(8,174)	(8,484)	806	(4,384)
Income from equity investments	(2,497)	(4,807)	(4,930)	(7,798)	(10,092)	(2,328)	(2,415)
Distribution from equity investments	2,590	3,156	5,013	9,018	10,775	2,436	4,241

Income before fixed charges	(16,583)	(11,232)	(24,906)	(6,954)	(7,801)	914	(2,558)
Plus: Fixed charges	51,538	60,734	77,608	70,639	91,330	18,247	25,901

Earnings (as defined)	$34,955	49,502	52,702	63,685	83,529	19,161	23,343

Interest expense	50,464	59,556	76,314	69,520	90,224	17,965	25,662
Rent expense (interest portion)	938	1,033	1,129	1,019	1,023	250	219
Capitalized interest	136	145	165	100	83	32	20

Total fixed charges	$51,538	60,734	77,608	70,639	91,330	18,247	25,901

"Earnings" divided by fixed charges	0.68	0.82	0.68	0.90	0.91	1.05	0.90

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  EXHIBIT 12.1
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES